www.artiuscapital.com

May 25, 2021

BY EDGAR

Mr. Dillon Hagius

Ms. Laura Crotty

Mr. David Burton

Ms. Kate Tillan

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artius Acquisition Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 18, 2021

File No. 333-254012

Dear Mr. Hagius, Ms. Crotty, Mr. Burton and Ms. Tillan:

We set forth below the response of Artius Acquisition Inc. (“Artius” or the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 24, 2021 (the “Comment Letter”) with respect to the Company’s amended registration statement on Form S-4, File No. 333-254012, filed with the Commission on May 18, 2021 (the “Registration Statement”).

Artius has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff four copies of a version of Amendment No. 3, which has been marked to show changes since the filing of Amendment No. 2 to the Registration Statement on May 18, 2021, and certain other information noted below.

We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.

Origin Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Business Combination, page 208

1.

We note the revisions made in response to comment 5 as reflected with the updated balance sheet information for the three months ended March 31, 2021. However, it is not clear how you are calculating the net increase in total stockholders’ equity from the merger for both the no redemption scenario ($654 million) and the maximum redemption scenario ($297 million). Please show us how you properly calculated the amounts of change, or make appropriate revisions to correct these disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 209 of Amendment No. 3.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Paul J. Shim or Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Boon Sim
Boon Sim
Chief Executive Officer and Chief Financial Officer

cc:	Charles Drucker

Artius Acquisition Inc.

Paul J. Shim

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Joshua Lee

Micromidas, Inc.

Matthew P. Dubofsky

John T. McKenna

Peter H. Werner

Garth Osterman

Cooley LLP

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